Bionomics Limited

08004375

31 July 2008

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

PROCESSED
AUG 20 2008
THOMSON REUTERS

SEC
Mail Processing
Section
AUG 11 2008
Washington, DC
101

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000 Amended 30/9/2001

Name of entity

BIONOMICS LIMITED

ABN	Quarter ended ("current quarter")
53 075 582 740	30-Jun-08

Consolidated statement of cash flows

		Current quarter $A'000	Year to date (12 months) $A'000
Cash flows related to operating activities			
1.1	Receipts from customers ***(note: Upfront payment (US$2.0m) from Merck Serono collaboration agreement received in July 2008)***	634	2,939
1.2	Payments for		
	(a) staff costs	(308)	(1,181)
	(b) advertising & marketing	(62)	(312)
	(c) research & development (incl. R&D staff costs)	(1,876)	(9,354)
	(d) leased assets	(35)	(175)
	(e) other working capital	(169)	(973)
1.3	Dividends received	0	0
1.4	Interest and other items of a similar nature received	112	674
1.5	Interest and other costs of finance paid	(15)	(43)
1.6	Income taxes paid	0	0
1.7	Other - Grants	510	2,301
	Net operating cash flows	(1,209)	(6,124)
1.8	Net operating cash flows (carried forward)	(1,209)	(6,124)
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0
	(c) intellectual property	0	0
	(d) physical non-current assets	0	(233)
	(e) other non-current assets	0	0

		Current quarter $A'000	Year to date (12 months) $A'000
1.10	Proceeds from disposal of:		
	(a) businesses (item 5)	0	0
	(b) equity investment	0	0

	(c) intellectual property	0	0
	(d) physical non-current assets	0	0
	(e) other non-current assets	0	0
1.11	Loans to other entities	0	0
1.12	Loans repaid by other entities	0	0
1.13	Other	0	0
	Net investing cash flows	0	(233)
1.14	**Total operating and investing cash flows**	(1,209)	(6,357)
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options, etc.	0	31
1.16	Proceeds from sale of forfeited shares	0	0
1.17	Proceeds from borrowings	0	150
1.18	Repayment of borrowings	(104)	(364)
1.19	Dividends paid	0	0
1.20	Other (capital raising costs)	0	0
	Net financing cash flows	(104)	(183)
	Net increase (decrease) in cash held	(1,312)	(6,540)
1.21	Cash at beginning of quarter/year to date	7,595	12,822
1.22	Exchange rate adjustments to item 1.20		
1.23	**Cash at end of quarter** ***(note: Upfront payment (US$2.0m) from Merck Serono collaboration agreement received in July 2008)***	6,282	6,282

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	(127)
1.25	Aggregate amount of loans to the parties included in item 1.11	0

1.26 Explanation necessary for an understanding of the transactions

Consists of remuneration paid to directors including remuneration paid to the Chief Executive Officer and Managing Director.

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A/

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities - Line of Credit	550	550
3.2	Credit standby arrangements	0	0

Explanation necessary for an understanding of financing facilities available

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	1,503	1,417
4.2	Deposits at call	4,779	6,178
4.3	Bank overdraft		
4.4	Other (provide details)		
	Total: cash at end of quarter (item 1.22) ***(note: Upfront payment (US$2.0m) from Merck Serono collaboration agreement received in July 2008)***	6,282	7,595

Acquisitions and disposals of business entities

		Acquisitions $A'000 *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

Compliance statement

1 This statement has been prepared under accounting policies, which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: 31/07/2008

(CEO & Managing Director)

Print name: DEBORAH RATHJEN

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

- 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
- 9.2 - itemised disclosure relating to acquisitions
- 9.4 - itemised disclosure relating to disposals
- 12.1(a) - policy for classification of cash items
- 12.3 - disclosure of restrictions on use of cash
- 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END